Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 USA

May 20, 2011

Re:          Elan Corporation, plc
Form 20-F for Fiscal Year ended December 31, 2009
Filed February 29, 2010
File No. 1-13896

Dear Mr. Rosenberg:

We set forth below our responses to the Staff’s comment letter, dated May 6, 2011, containing comments with respect to our Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”). The numbered paragraphs below correspond to the numbered comments set forth in the Staff’s letter. For your convenience, we have reproduced each comment from the Staff’s letter (in italics) immediately before our response.

Notes to Consolidated Financial Statements
18. Equity Method Investment, page 130

1.
Your response indicates that you do not share in the portion of the Johnson & Johnson $500 million funding commitment that has not been spent by Janssen AI and your proposed disclosure at the top of page 20 indicates that you do not share in the first $500 million of losses incurred. Please reconcile this response and proposed disclosure to Section 6.3 of the Shareholders’ Agreement, to which you previously referred us, which appears to indicate that you do not participate in the portion of the funding commitment that has not been repaid to Janssen AI; that is, it appears to indicate that you do not participate in the unpaid principal amount of the $500 million funding commitment, but once the funding commitment is repaid to Janssen AI, you would proportionally share in any funded amount not yet spent by Janssen AI upon winding up. If our observation is correct, please make the appropriate changes to your proposed accounting, your materiality assessment and your proposed disclosures to reflect your interest in the cash on the balance sheet of Janssen AI in your hypothetical liquidation at book value computation.

Elan’s Response

The Staff is correct in its observation that Elan may, upon winding up of Janssen Alzheimer Immunotherapy (“Janssen AI”), be entitled to receive a proportionate share in any funded amount of the $500 million commitment not yet spent by Janssen AI. The impact of Elan’s interest in Janssen AI’s cash on the hypothetical liquidation at book value (“HLBV”) computation is a gain of $2.2 million for 2009 and a loss of $2.2 million for 2010. This change in the HLBV computation has been reflected in the revised materiality assessment in Appendix I to this letter.

The revised proposed disclosure in Appendix II to this letter clarifies that Elan does not share in Janssen AI losses that are solely funded by Johnson & Johnson’s (“J&J”) $500 million commitment. Due to the re-assessment of materiality discussed below in our response to the Staff’s fourth comment, there is no impact on the 2010 comparatives in the proposed disclosures as a result of the change in the HLBV computation.

2.
Please refer to your proposed disclosure in the second paragraph of page 20 that indicates that you amortize the basis difference on a pro rata basis, based on the actual spending pattern of the $500 million funded by Johnson & Johnson. Please clarify for us and in your proposed disclosure whether you are amortizing pro rata based on the actual funding received in a period to the total amount of the $500 million you estimate to be funded.

Elan’s Response

We are amortizing the basis difference on a pro rata basis, based on the actual amount of Janssen AI losses that are solely funded by J&J in each period as compared to the total $500 million, which is the total amount we estimate will be solely funded by J&J. The proposed disclosures in Appendix II reflect this wording.

3.
In the last paragraph on page 20 of your response, your proposed disclosure indicates that you are entitled to a 49.9% share of the “future profits” of Janssen AI. Please revise your proposed disclosure to clarify what you mean when you reference “future profits.” For example it should be clear from the disclosure what you are entitled to in a period where both revenue is recognized and a portion of the first $500 million in development and commercialization expenses are incurred.

Elan’s Response

In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI, beginning from the date Janssen AI becomes net profitable.

In the event Janssen AI becomes net profitable in a quarter where it has also spent a portion of the $500 million funding commitment then, for that quarter only, Elan would effectively share the burden of that cost as it is deducted in determining the net profit for that quarter.

Please refer to Appendix II to this letter for the revised proposed disclosure. In this disclosure (and in our filed Form 20-F for the fiscal year ended December 31, 2010), we state that any required additional expenditures in excess of the $500.0 million will be funded by Elan and J&J in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total and, based on current spend levels, we anticipate that Elan may be called upon to provide funding to Janssen AI commencing in 2012. We have not included specific reference to the scenario discussed in the above paragraph in the proposed disclosure as we believe it is unlikely this scenario will occur based on current spend levels.

4.
Please revise your proposed disclosure to clearly characterize your “adjustments to” previously reported financial statements as “restatements” and state that you are correcting “errors” in your previously issued financial statements rather than “changing the accounting” so that readers will understand that this is an error correction not an accounting change.

Elan’s Response

In the period since our last written response to the Staff on April 21, 2011, we announced a major transaction involving our Elan Drug Technologies (“EDT”) business unit whereby, on closing, EDT will merge with Alkermes, Inc. to form a newly created company, named Alkermes plc. The deal, which was valued at $960 million as of May 9, 2011 (the date of the announcement), will fulfil our previously announced intention to separate the EDT business at an appropriate valuation, assuming it closes.

During a conference call on the announcement date, we provided a high-level analysis of the transaction as it pertains to our previously announced financial guidance for 2011, including our expectation that we will record a gain on the sale of EDT of approximately $600 million on closing. In performing the materiality assessment as documented in Appendix I, we considered the expected impact of the EDT transaction in relation to our financial guidance for 2011 as well as the qualitative factors described in the materiality assessment, and concluded that the cumulative effect of correcting the misstatements in the Consolidated Financial Statements as of and for the year ended December 31, 2011 (the “2011 Financial Statements”) would be immaterial to the 2011 Financial Statements. Assuming this to be the case, we will record a cumulative adjustment in the 2011

Financial Statements that will be included in our Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”).

However, if we ultimately determine that the cumulative effect of correcting the misstatements in the 2011 Financial Statements would be material to the 2011 Financial Statements, we acknowledge the Staff’s comment and, in that circumstance, will provide disclosures in our 2011 Form 20-F that are consistent with the Staff’s comment.

We acknowledge that:  (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments.  However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4234.

Yours sincerely,

/s/ Nigel Clerkin
Nigel Clerkin
Executive Vice President and Chief Financial Officer

APPENDIX I

MATERIALITY ANALYSIS

Overview of Accounting Literature

The SEC’s SAB No. 99, “Materiality” (“SAB 99”), indicates that the use of a percentage as a numerical threshold to evaluate materiality, such as 5%, may provide the basis for a preliminary assessment that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. SAB 99 indicates that the SEC Staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. SAB 99, however, goes on to state that quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. SAB 99 also states that materiality concerns the significance of an item to users of a registrant’s financial statements. As such, the quantitative and qualitative conclusions were considered both individually and in the aggregate by management in determining whether or not the items at issue were material to Elan Corporation plc’s (“Elan” or the “Company”) Consolidated Financial Statements.

The SEC’s SAB 108, “Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), notes that (i) a materiality evaluation must be based on all relevant quantitative and qualitative factors; (ii) such analyses generally begin with quantifying potential misstatements to be evaluated; and (iii) there has been diversity in practice with respect to this initial step of a materiality analysis. SAB 108 addresses certain of the quantitative issues discussed in SAB 99, but does not alter the analysis required by SAB 99.

SAB 108 notes the diversity in approaches for quantifying the amount of misstatements primarily stems from the effects of misstatements that were not corrected at the end of the prior year (“prior year misstatements”), and states these prior year misstatements should be considered in quantifying misstatements in current year financial statements. It further states the techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches.

The “rollover approach” quantifies a misstatement based on the amount of the error originating in the current year income statement. This approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e., it ignores the “carryover effects” of prior year misstatements).

The “iron curtain approach” quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination.

The revised entries related to the application of equity method accounting to Elan’s investment in Janssen AI affect the Company’s Consolidated Financial Statements as of and for the years ended December 31, 2009 (the “2009 Financial Statements”) and December 31, 2010 (the “2010 Financial Statements”), as the transaction that resulted in the acquisition of the equity investment occurred on September 17, 2009. This SAB 99 analysis considers both the rollover approach and the iron curtain approach in quantifying misstatements and reflected these approaches in the quantitative assessment below for the 2009 Financial Statements and the 2010 Financial Statements. Having considered the quantitative and qualitative impacts of the misstatements identified, the Company has concluded that the misstatements are not material.

Background of Accounting Matter

Description of transaction

In March 2000, Elan entered into a collaboration agreement with Wyeth (which has since been acquired by Pfizer Inc.) to collaborate in the research, development and commercialization of beta amyloid immunotherapies for the treatment and prevention of neurodegenerative conditions in humans associated with Alzheimer’s disease. This 50/50 collaboration, named the Alzheimer’s Immunotherapy Program (“AIP”), includes multiple compounds being evaluated for slowing the progression of Alzheimer’s disease. The lead compound (bapineuzumab), administered intravenously once every three months, is currently in Phase 3 clinical trials. A subcutaneous formulation of bapineuzumab, administered once a week, is currently in Phase 2 trials and a vaccine for Alzheimer’s disease (ACC-001) is also in Phase 2 trials.

On September 17, 2009, Janssen AI, a newly formed subsidiary of J&J, completed the acquisition of substantially all of Elan’s assets and rights related to the AIP collaboration. The group of AIP assets and rights constitute a business, in accordance with Accounting Standards Codification paragraphs 805-10-55-4 to 805-10-55-8.

In consideration for the transfer of the AIP business, Elan received a 49.9% equity interest in Janssen AI. In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI, beginning from the date Janssen AI becomes net profitable, and certain royalty payments upon the commercialization of products under the AIP collaboration. J&J has also committed to fund up to an initial $500.0 million towards the further development and commercialization of the AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment will be funded by Elan and J&J in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with J&J and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been drawn down, J&J is not required to contribute the full $500.0 million.

Revised accounting model

Hypothetical liquidation at book value (“HLBV”) method

Elan believes the application of an HLBV method, which captures the effects of complex capital structures, should be used to determine how an increase or decrease in net assets of Janssen AI should be allocated to the investors in the entity on a basis consistent with the contractual provisions of the equity interests. The HLBV method presumes liquidation at the depreciated book value in considering cash flow preferences when allocating profits and losses, which represents a systematic and rational way of capturing the complex capital structure of this entity.

In applying the HLBV method to Elan’s equity method investment, it should be noted that, to the extent the $500.0 million is not drawn down by Janssen AI, the remaining amount is returned to J&J in accordance with the transaction agreements. In addition, Elan may, upon winding up of Janssen AI, be entitled to receive its proportionate share in any funded amount of the $500 million commitment not yet spent by Janssen AI.

Amortization of basis difference

Elan’s equity method investment of $235.0 million at inception is comprised of $117.3 million relating to Elan’s 49.9% share of the net assets of Janssen AI, and $117.7 million relating to the difference between the cost of Elan’s equity method investment and the amount of Elan’s underlying equity in the net assets of Janssen AI. Elan believes the basis difference of $117.7 million is clearly related to the asset created by the J&J contingent funding commitment. Given this basis difference relates to a limited life asset, it should be amortized over the period the asset is depleted. Elan believes the most appropriate disposition of the basis difference is pro rata, based on the actual amount of Janssen AI losses that are solely funded by J&J in each period as compared to the total $500 million, which is the total amount the Company estimates will be solely funded by J&J.

Quantitative Assessment

The first step in evaluating materiality is to consider the size of the potential adjustment. Over the years, “rules of thumb” have developed to assist registrants and auditors in assessing whether the combination of qualitative and quantitative factors would make a misstatement material. Absent qualitative factors, the “rule of thumb” has generally been that a potential adjustment below 5% of pre-tax earnings is usually not material.

Applying the rollover approach, Tables 1 and 2 below set out the impact of the revised application of equity method accounting on the individual line items and subtotals in the Company’s Consolidated Statements of Operations and Consolidated Statement of Cash

Flows for the years ended December 31, 2009 and 2010. Applying the iron curtain approach, Table 3 below sets out the impact of the revised application of equity method accounting on the individual line items and subtotals in the Company’s Consolidated Balance Sheets as of December 31, 2009 and 2010.

Table 1 below sets out the impact of the revised application of equity method accounting on the individual line items and subtotals in the Consolidated Statement of Operations of the Company for the years ended December 31, 2009 and 2010.

Table 1

	2009 $million	2010 $million
As reported:
Line item – Net loss on equity method investment	—	26.0
Subtotal – Net interest and investment gains and losses	161.7	134.0
Subtotal – Net loss before income taxes	(129.8)	(322.6)
Total – Net loss	(176.2)	(324.7)
As revised:
Line item – Net loss on equity method investment	9.0	44.5
Subtotal – Net interest and investment gains and losses	170.7	152.5
Subtotal – Net loss before income taxes	(138.8)	(341.1)
Total – Net loss	(185.2)	(343.2)
Change:
Line item – Net loss on equity method investment	100%	71.2%
Subtotal – Net interest and investment gains and losses	5.6%	13.8%
Subtotal – Net loss before income taxes	6.9%	5.7%
Total – Net loss	5.1%	5.7%

Table 2 below sets out the impact of the revised application of equity method accounting on the individual line items in the Consolidated Statement of Cash Flows of the Company for the years ended December 31, 2009 and 2010. There is no impact to the net cash from operating activities, net cash from investing activities or the net cash from financing activities subtotals as a result of recording the revised entries.

Table 2

	2009 $million	2010 $million
As reported: Adjustments to reconcile net loss to cash used in operating activities:
Line item – Net loss	(176.2)	(324.7)
Line item – Net loss on equity method investment	—	26.0
As revised: Adjustments to reconcile net loss to cash used in operating activities:
Line item – Net loss	(185.2)	(343.2)
Line item – Net loss on equity method investment	9.0	44.5
Change: Adjustments to reconcile net loss to cash used in operating activities:
Line item – Net loss	5.1%	5.7%
Line item – Net loss on equity method investment	100%	71.2%

Table 3 below sets out the impact of the revised application of equity method accounting on the individual line items and subtotals in the Consolidated Balance Sheets of the Company as of December 31, 2009 and 2010.

Table 3

	2009 $million	2010 $million
As reported:
Line item – Equity method investment	235.0	209.0
Total – Total assets	2,345.7	2,017.5
Line item – Accumulated deficit	(5,918.7)	(6,243.4)
Subtotal – Shareholders’ equity	494.2	194.3
Total – Total liabilities and shareholders’ equity	2,345.7	2,017.5
As revised:
Line item – Equity method investment	226.0	181.5
Total – Total assets	2,336.7	1,990.0
Line item – Accumulated deficit	(5,927.7)	(6,270.9)
Subtotal – Shareholders’ equity	485.2	166.8
Total – Total liabilities and shareholders’ equity	2,336.7	1,990.0
Change:
Line item – Equity method investment	(3.8)%	(13.2)%
Total – Total assets	(0.4)%	(1.4)%
Line item – Accumulated deficit	0.2%	0.4%
Subtotal – Shareholders’ equity	(1.8)%	(14.2)%
Total – Total liabilities and shareholders’ equity	(0.4)%	(1.4)%

Qualitative Assessment

In accordance with SAB 99, an assessment of materiality requires not only a quantitative assessment but should also include an assessment of the qualitative aspects of the potential adjustment. SAB 99 indicates that among the considerations that may well render a quantitatively small misstatement of a financial statement item material include the following:

Considerations Listed in SAB 99		Management Assessment
1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	●
This misstatement arose from a revised application of equity method accounting. As a consequence of the complex capital structure of this transaction and the lack of specific GAAP literature that deals with such a structure, the Company identified a number of approaches that could potentially be used in applying equity method accounting to Janssen AI. The potential outcomes from these approaches ranged from no income statement impact during the period the $500.0 million funding commitment is utilized, through to Elan decreasing the carrying value of its investment by recording 49.9% of the losses of Janssen AI during the same period. Out of the range of potential approaches, the Company believes the revised model is reasonable based on the relevant facts and circumstances, and is supported by GAAP.

●
Under both the current and revised models, Elan would recognize a total of $117.7 million in losses over the period the J&J contingent funding commitment is utilized by Janssen AI. However, the application of the revised model and the pro rata amortization method in particular, results in differences in the timing of the $117.7 million of losses, as compared to the current model. The Company believes that the most appropriate amortization method for the basis difference between the cost of Elan’s equity method investment and the amount of Elan’s underlying equity in the net assets of Janssen AI is pro rata amortization, based on the actual amount of Janssen AI losses that are solely funded by J&J in each period as compared to the total $500 million, which is the total amount the Company estimates will be solely funded by J&J. However, applying a different amortization method would result in differences in the timing of the $117.7 million of losses.

2.	Whether the misstatement masks a change in earnings or other trends.	●
As shown in Tables 1 and 2 above, the impact of the revised model is a 5.7% increase in both net loss and pre-tax net loss in 2010, and a 5.1% increase in net loss and a 6.9% increase in pre-tax net loss in 2009.

		●	The reported pre-tax loss and net loss remain as losses after the impact of the misstatement is taken into consideration.
3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	●
The Company understands that the general focus of the analysts in recent years in respect of historical financial data has been on revenues, operating income, Adjusted EBITDA, total available liquidity and net debt.

●
The misstatement would not have affected the reported amounts for revenues and operating income in the fiscal year 2010 or the fiscal year 2009 Consolidated Statement of Operations, and would not have impacted amounts related to total available liquidity and net debt as derived from the Consolidated Balance Sheet as of December 31, 2010 or December 31, 2009. There is no impact on reported Adjusted EBITDA as a result of applying the revised model. In the Company’s view the misstatement would not have been likely to have an impact on any analysts’ expectations of Elan.

4.	Whether the misstatement changes a loss into income or vice versa.	●
As shown in Tables 1 and 2 above, the misstatement would result in the recording of a loss from the equity method investment in 2009 and an increase in the loss from the equity method investment recorded in 2010. However, the reported pre-tax loss and net loss would remain as losses after the impact of the misstatement is taken into consideration.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	●	The misstatement concerns the equity method investment in Janssen AI, which is not currently a significant part of Elan’s BioNeurology segment.
●
The misstatement does not have a material impact on the BioNeurology segment disclosures in the 2010 or 2009 Financial Statements. Elan’s chief operating decision maker evaluates segment performance based on operating income/(loss) and Adjusted EBITDA, which are  not impacted by this misstatement.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.	●	No, the misstatement does not affect the Company’s compliance with regulatory requirements.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	●	No, the misstatement does not affect the Company’s compliance with any loan covenants or other contractual requirements.
8.	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	●	The misstatement had no effect on management’s compensation.
9.	Whether the misstatement involves concealment of an unlawful transaction.	●
No, the acquisition of the equity method investment was executed in the normal course of business and is not related to any unlawful transaction. Moreover, the misstatement does not represent an intentional misstatement.

Market Reaction

The Company believes that investors and analysts are primarily focused on Elan’s R&D pipeline and the prospects for future in-market sales (particularly in relation to its Tysabri product), which are in no way impacted by applying the revised model. In addition, the following 2010 and 2009 financial data would not be impacted by applying the revised model for equity method accounting: revenues, operating income, Adjusted EBITDA, operating cash flows, total available liquidity and net debt.

From an income statement perspective, the Company notes the increases in pre-tax net loss and net loss for 2010 are 5.7% (2009: 6.9%) and 5.7% (2009: 5.1%), respectively. From a balance sheet perspective, the misstatement results in a 14.2% decrease in shareholders’ equity as of December 31, 2010 (2009: 1.8%).

The revised model changes the timing, rather than the quantum, of the changes in the net assets of Janssen AI that Elan will recognize, as compared to the current model. Given the significant expenses borne by biotechnology companies during the development stage of programs such as the AIP, the Company does not believe that investors or analysts are primarily focused on the timing of net losses relating to these development activities. Furthermore, in the Company’s press release that reported Elan’s fourth quarter and full-year 2010 financial results on February 8, 2011, the Company  reported that the maximum net non-cash losses that will be recognized by Elan over the period of the expenditure is $117.7 million.

In addition, the significant expenses borne by biotechnology companies during the development stage can result in a disparity between the shareholders’ equity and the market capitalization of biotechnology companies relative to companies in other industries. By way of illustration, as of December 31, 2010, Elan’s market capitalization was $3.35 billion (2009: $3.81 billion) and its reported shareholders’ equity balance was $194.3 million (2009: 494.2 million). Consequently, the Company does not believe that investors or analysts are primarily focused on the shareholders’ equity amount in its 2010 Financial Statements and 2009 Financial Statements.

The Company has also included extensive disclosure on the background and the commercial terms of the transaction with Janssen AI and J&J in its 2010 Financial Statements and 2009 Financial Statements and in the press release that reported the Company’s fourth quarter and full-year 2010 financial results; including the remaining unspent amount of the J&J funding commitment at December 31, 2010 and the Company’s expectation that based on current spend levels, it will be called upon to provide funding to Janssen AI commencing in 2012.

The Company’s assessment of the anticipated market reaction also takes into consideration two facts relating to the press release that reported Elan’s fourth quarter and full-year 2010 financial results on February 8, 2011, and included disclosure of the SEC’s review of the accounting for the J&J transaction and adjustments to the net losses reported in the first three quarters of 2010. Firstly, Elan’s stock closed at a higher price on February 8, 2011 compared to the previous day; and, secondly, no questions were asked by analysts in relation to the accounting for the J&J transaction at the conference call hosted by the Company subsequent to the press release.

Having considered of all of the qualitative and quantitative factors as a whole, the Company believes the impact of the misstatement would not result in any significant market reaction.

Conclusion

Based on the foregoing analysis, the Company does not believe the impact of applying the revised application of equity method accounting to the investment in Janssen AI is material to Elan’s 2010 Financial Statements or 2009 Financial Statements. Accordingly, amendment of the previously filed 2010 or 2009 Financial Statements is not considered necessary.

In the period since the Company’s last materiality analysis that was submitted to the SEC on April 21, 2011, Elan announced a major transaction involving its Elan Drug Technologies (“EDT”) business unit whereby, on closing, EDT will merge with Alkermes, Inc. to form a newly created company, named Alkermes plc. The deal, which was valued at $960 million as of May 9, 2011 (the date of the announcement), will fulfil the Company’s previously announced intention to separate the EDT business at an appropriate valuation, assuming it closes.

During a conference call on the announcement date, the Company provided a high-level analysis of the transaction as it pertains to its previously announced financial guidance for 2011, including the expectation that Elan will record a gain on the sale of EDT of approximately $600 million on closing. The Company considered the expected impact of the EDT transaction in relation to its financial guidance for 2011 as well as the qualitative factors described above, and has concluded that the cumulative effect of correcting the misstatements in the 2011 Financial Statements would be immaterial to the 2011 Financial Statements. Assuming this to be the case, the Company will record a cumulative adjustment in the 2011 Financial Statements that will be included in its 2011 Form 20-F.

However, if Elan ultimately determines that the cumulative effect of adjusting the misstatements in the 2011 Financial Statements would be material to the 2011 Financial Statements, the Company acknowledges the SEC’s comment regarding the correction of errors in its letter dated May 6, 2011 and, in that circumstance, will provide disclosures in the 2011 Form 20-F that are consistent with the SEC’s comment.

APPENDIX II

PROPOSED DISCLOSURE

The Company proposes to include the following disclosure in the footnotes to its 2011 Financial Statements in its 2011 Form 20-F (marked against equivalent disclosures in the 2010 Form 20-F):

Significant Accounting Policies Footnote
 (l) Equity method investment

As part of the transaction whereby Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been drawn down, Johnson & Johnson is not required to contribute the full $500.0 million. We have recorded our investment in Janssen AI as an equity method investment on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control, over the investee. The investment was ~~has been~~ initially recognized based on the estimated fair value of the investment acquired, representing the fair value of our proportionate 49.9% share of Janssen AI’s AIP ~~assets along with the fair value of our proportionate interest in~~ total net assets at inception, which were comprised of the AIP assets and the asset created by the Johnson & Johnson contingent funding commitment.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee~~.~~ as this is normally considered an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialization expenses by Janssen AI so the recognition by Elan of a share of Janssen AI losses that are solely funded by Johnson & Johnson’s $500.0 million commitment would result in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, we have applied the hypothetical liquidation at book value (HLBV) method to determine how an increase or decrease in net assets of Janssen AI affects Elan’s interest in the net assets of Janssen AI on a period by period basis. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period.~~Accordingly, during the period that the funding of Janssen AI is being provided exclusively by Johnson & Johnson, our proportionate interest in the Johnson & Johnson funding commitment will be remeasured at the each reporting date to reflect any changes~~

1

~~in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the losses of Janssen AI, will result in changes in the carrying value of the equity method investment asset that will be reflected in the Consolidated Statement of Operations.~~

The difference between the cost of our equity method investment and the amount of our underlying equity in Janssen AI’s reported net assets relates to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded and the asset created by the Johnson & Johnson contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s reported results will be adjusted over the estimated remaining useful lives of those assets to recognize the difference in the carrying values. In relation to the asset created by the Johnson & Johnson contingent funding commitment, which is a limited life asset, the basis difference is amortized to the Consolidated Statement of Operations on a pro rata basis; based on the actual amount of Janssen AI losses that are solely funded by Johnson & Johnson in each period as compared to the total $500 million, which is the total amount we estimate will be solely funded by Johnson & Johnson.

9.  Equity Method Investment

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of $500.0 million will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, Elan anticipates that we may be called upon to provide funding to Janssen AI commencing in 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the $500.0 million has been ~~spent~~ drawn down, Johnson & Johnson is not required to contribute the full $500.0 million.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. ~~We are entitled to a 49.9% share of the future profits of Janssen AI~~ In general, Elan is entitled to a 49.9% share of all net profits generated by Janssen AI beginning from the date Janssen AI becomes net profitable and certain royalty payments upon the commercialization of products under the AIP collaboration. Johnson & Johnson has also committed to fund up to an initial $500.0 million towards the further development and commercialization of AIP to the extent the funding is required by the collaboration. ~~Our equity interest in Janssen AI is recorded as an equity method~~

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~~investment on the Consolidated Balance Sheet at December 31, 2010, at a carrying value of $209.0  million (2010: $235.0 million). The carrying value is comprised of our proportionate 49.9% share of Janssen AI’s AIP assets (2010: $117.3 million; 2009: $117.3 million) and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment (2010: $91.7 million; 2009: $117.7 million).~~

~~Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured as of December 31, 2010 and 2009 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As of December 31, 2010, the range of assumed probabilities applied to the expected cash flows was 95%-43% (2009: 95%-30%). The range of discount rates applied remained at 1%-1.5% (2009: 1%-1.5%), which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as of December 31, 2010, resulted in an increase in the carrying value of our equity method investment of $59.9 million (2009: $24.6 million). The following table sets forth the computation of the net loss on equity method investment for the years ended December 31 (in millions):~~

	~~2010~~ 	~~2009~~
~~Net loss reported by Janssen AI~~	~~$172.1~~	~~$ 49.2~~
~~Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss~~	~~$ 85.9~~	~~$ 24.6~~
~~Remeasurement of Elan’s 49.9% proportionate interest in Johnson & Johnson funding commitment~~	~~(59.9)~~	~~(24.6)~~
~~Net loss on equity method investment reported in the Consolidated Statement of Operations~~	~~$ 26.0~~	~~$ —~~

As of December 31, 2011~~0~~, the carrying value of our Janssen AI equity method investment of $XX ~~209.0~~ million (2010~~09~~: $209.0 ~~235.0~~ million) is approximately $XX ~~270~~ million ~~(~~2010~~09~~: $120 ~~330~~ million) below our share of ~~the~~ Janssen AI’s reported book value of ~~the~~ its net assets ~~of Janssen AI~~. This difference ~~principally~~ relates to the lower estimated value of Janssen AI’s AIP assets when the equity method investment was initially recorded and ~~, as well as the probability adjustment factor that we have incorporated into the carrying value of our 49.9% interest in~~ the asset created by the Johnson & Johnson contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s reported results will be adjusted over the estimated remaining useful lives of those assets to recognize the difference in the carrying values. In relation to the Johnson & Johnson contingent funding commitment asset, the difference~~s~~ in the carrying values~~, is adjusted through the remeasurement of our proportionate interest at each reporting date as described above~~ is being amortized to the Consolidated Statement of Operations on a pro rata basis; based on the actual amount of Janssen AI losses that are solely funded by Johnson & Johnson in each period as compared to the total $500 million, which is the total amount we estimate will be solely funded by Johnson & Johnson. ~~In general, the difference in the carrying values is expected to decrease in future periods as time progresses.~~

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During 2011, we recorded amortization expense of $XX million (2010: $26.0 million; $2009: $Nil) related to the basis differences between the cost of our equity method investment and the amount of our underlying equity in Janssen AI’s reported net assets.

Under the equity method, investors are required to recognize their share of the earnings or losses of an investee in the periods for which they are reported in the financial statements of the investee as this is normally considered an appropriate means of recognizing increases or decreases in the economic resources underlying the investments. However, Johnson & Johnson has committed to wholly fund up to an initial $500.0 million of development and commercialization expenses by Janssen AI so the recognition by Elan of a share of Janssen AI losses that are solely funded by Johnson & Johnson’s $500.0 million commitment would result in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI. Accordingly, we have applied the HLBV method to determine how an increase or decrease in net assets of Janssen AI affects Elan’s interest in the net assets of Janssen AI on a period by period basis. Under the HLBV method, an investor determines its share of the earnings or losses of an investee by determining the difference between its claim on the investee’s book value at the end and beginning of the period. After adjusting for the basis differences described above, Elan’s claim on Janssen AI’s book value as of December 31, 2011 is $XX million (2010: $117.3 million).

The net loss on equity method investment for the year ended December 31, 2011 of $XX million (2010: $26.0 million; 2009: $Nil) was comprised of amortization expense of $XX million (2010: $26.0 million; $2009: $Nil) related to the basis differences described above; $XX million (2010: $Nil; 2009: $Nil) related to the difference between our claim on Janssen AI’s book value at the end and beginning of the year on an HLBV basis; and $27.5 million (2010: $Nil; 2009: $Nil) to correct an immaterial error from prior periods relating to our accounting for our equity method investment in Janssen AI.

As of December 31, 20~~10~~11, the remaining unspent amount ~~balance~~ of the initial $500.0 million funding commitment was $XX million (2010: $272.0 million) ~~$272.0 million (2009: $451.0 million)~~.

Summarized financial information of Janssen AI (as reported by Janssen AI) is presented below (in millions). The balance sheet amounts are presented as of December 31 of each year. The income statement amounts are for the years to December 31, 2011~~0 and for the period from September 17, 2009 (the date we acquired the equity interest in Janssen AI) to~~ and December 31, 2010~~09~~.

	2011	2010
Current assets		$$14.3 ~~321.2~~
Non-current assets		$$688.7 ~~684.7~~
Current liabilities		$$34.5 ~~43.6~~
Non-current liabilities		$$9.0 ~~—~~
R&D expenses for the year ~~period~~		$$141.2 ~~137.4~~
Net loss for the year ~~period~~		$$176.3 ~~172.1~~

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